Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.850% Senior Medium-Term Notes, Series J due 2028	99.778%	$498,890,000	$62,111.81

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated April 23, 2018 (To Prospectus dated January 30, 2017 and Prospectus Supplement dated January 30, 2017) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-209450

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate)

$500,000,000 3.850% Senior Notes Due 2028

Trade Date: April 23, 2018

Original Issue Date: April 30, 2018

Principal Amount: $500,000,000

Net Proceeds (Before Expenses) to Issuer: $498,140,000

Price to Public: 99.778% plus accrued interest, if any, from April 30, 2018

Commission/Discount: 0.150%

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: April 28, 2028

Interest Payment Dates: Semi-annually on the 28th day of April and October of each year, commencing October 28, 2018 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 3.850% per annum

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity

The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should not be treated as issued with original issue discount (“OID”) for United States federal income tax purposes. However, the Notes may be issued with a de minimis amount of OID. While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the Notes, under recently enacted legislation, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. This legislation may also affect United States holders that acquire the Notes with market discount. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for further discussion of the United States federal income tax consequences of investing in the Notes.

Certain Benefit Plan Investor Considerations: Each purchaser of the Notes in this offering that is a “Plan” will be deemed to make the representations in the following paragraph. For this purpose, a “Plan” is (i) any “employee benefit plan” subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any individual retirement account (an “IRA”) and other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and (iii) any entity whose underlying assets include “plan assets” within the meaning of ERISA by reason of the investments by such plans or accounts therein.

The following representations are intended to comply with the United States Department of Labor’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect.

Each holder of the Notes or any interest therein that is a “Plan” and that acquires Notes in connection with this offering will be deemed to have represented by its purchase and holding of the Notes that a fiduciary (the “Fiduciary”) independent of the Issuer, the Agents, or any of their affiliates (the “Transaction Parties”) acting on the Plan’s behalf is responsible for the Plan’s decision to acquire and hold the Notes in this offering and that such Fiduciary:

(i) is either a U.S. bank, a U.S. insurance carrier, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case under the requirements specified in the U.S. Code of Federal Regulations, 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time,

(ii) in the case of a Plan that is an IRA, is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary,

(iii) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the Notes,

(iv) is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire the Notes,

(v) has exercised independent judgment in evaluating whether to invest the assets of the Plan in the Notes,

(vi) understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with the Plan’s acquisition or holding of the Notes,

(vii) understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the Plan, in connection with the Plan’s acquisition or holding of the Notes, and

(viii) confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the Plan, or any fiduciary, participant or beneficiary of the Plan, for the provision of investment advice (as opposed to other services) in connection with the Plan’s acquisition or holding of the Notes.

The following selling restriction is in addition to any other selling restrictions set out in the accompanying prospectus supplement.

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus and prospectus supplement is not a prospectus for the purposes of the Prospectus Directive as implemented in member states of the EEA.

The selling restrictions for the following jurisdictions appearing in the accompanying prospectus supplement are amended in their entirety as follows:

South Korea: The Notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

The People’s Republic of China: This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been filed with or approved by the authorities of the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), and are not an offer of securities within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may not be delivered to any party who is not an intended recipient and may not be circulated or distributed in the People’s Republic of China, and the Notes may not be offered or sold, directly or indirectly, to any resident of the People’s Republic of China, or offered or sold to any person for re-offering or re-sale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
BNP Paribas Securities Corp.	$100,000,000
Credit Suisse Securities (USA) LLC	$100,000,000
Deutsche Bank Securities Inc.	$100,000,000
RBC Capital Markets, LLC	$100,000,000
BNY Mellon Capital Markets, LLC	$40,000,000
HSBC Securities (USA) Inc.	$10,000,000
Jefferies LLC	$10,000,000
Nomura Securities International, Inc.	$10,000,000
RBS Securities Inc. (marketing name “NatWest Markets”)	$10,000,000
Santander Investment Securities Inc.	$10,000,000
Multi-Bank Securities, Inc.	$5,000,000
The Williams Capital Group, L.P.	$5,000,000

Total:	$500,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $130,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.